SUB-ITEM 77M: MERGERS

Pursuant to an Agreement and Plan of Conversation and Terminated, The Nevis Fund, Inc. ("Nevis Fund"), a registered open-end investment company, reorganized with and into Brown Advisory Opportunity Fund ("Fund"), a newly created shell series of Registrant ("Plan"). The Plan provided for (1) the transfer of all assets of Nevis Fund to, and the assumption of all the liabilities of Nevis Fund by, the Fund; (2) the issuance of the Institutional Shares of the Fund equal in number and value to Nevis Fund shares; (3) the PRO RATA distribution of those shares to all Nevis Fund shareholders; and (4) the termination of Nevis Fund. The Registrant's Board of Trustees and the Board of Directors and shareholders of Nevis approved the Plan. On June 16, 2006, the Nevis Fund filed via EDGAR an Application for Deregistration with the SEC.